Filed by InMed Pharmaceuticals Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InMed Pharmaceuticals Inc.

Commission File No.: 333-297234

Date: November 2, 2026

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization dated as of May 19, 2026 (as may be amended from time to time, the “Merger Agreement”), by and among InMed Pharmaceuticals Inc., a company incorporated under the laws of the Province of British Columbia (“InMed”), Indigo Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of InMed (the “First Merger Sub”), Indigo Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of InMed (the “Second Merger Sub” and, together with First Merger Sub, the “Merger Subs”), and Mentari Therapeutics, Inc., a Delaware corporation (“Mentari”), pursuant to which, among other matters and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (i) the First Merger Sub will merge with and into Mentari, with Mentari surviving the merger as a wholly owned subsidiary of InMed (the “First Merger”), and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Mentari will merge with and into the Second Merger Sub, with the Second Merger Sub surviving such merger (the “Second Merger” and, together with the First Merger, the “Merger”).

On November 2, 2026, InMed published the following communication:

NASDAQ: INM 1800 – 510 West Georgia St. Vancouver, BC, Canada V6B 0M3 Tel: +1.604.669.7207 Email: info@inmedpharma.com www.inmedpharma.com

InMed Announces Share Consolidation in connection with Proposed Merger

Vancouver, British Columbia – November 2, 2026. InMed Pharmaceuticals Inc. (NASDAQ: INM) (“InMed” or the “Company”), a pharmaceutical company focused on developing a pipeline of proprietary small molecule drug candidates for diseases with high unmet medical needs, today announced that, pursuant to the previously announced agreement and plan of merger and reorganization dated May 19, 2026 (as amended, the “Merger Agreement”) providing for the proposed merger (the “Merger”) involving Mentari Therapeutics, Inc. (“Mentari”), the Company expects to consolidate all of its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for each ten (10) pre-consolidation Common Shares (the “Consolidation”). The Consolidation was approved by the Company’s Board of Directors in accordance with the Company’s Articles and the Business Corporations Act (British Columbia) (the “BCBCA”) and does not require the approval of shareholders of the Company; however, the Company will only proceed with the Consolidation if the approval of shareholders of the Company at the annual general and special meeting of the Company scheduled to be held on November 4, 2026 (the “Meeting”) is obtained in respect of Proposal No. 1 (the “Nasdaq Share Issuance Proposal”), Proposal No. 2 (the “Return of Capital Proposal”), and Proposal No. 3 (the “Redomestication Proposal”, and collectively with the Nasdaq Share Issuance Proposal and the Return of Capital Proposal, the “Proposals”), each as described in the Company’s registration statement on Form S-4 that includes a proxy statement/prospectus of the Company and a management information circular, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2026.

If completed, the Consolidation would result in the number of issued and outstanding Common Shares being reduced from 5,493,735 to approximately 549,374 Common Shares on a non-diluted basis (prior to giving effect to the Merger), and each shareholder would hold the same percentage of Common Shares outstanding immediately after the Consolidation as such shareholder held immediately prior to the Consolidation.

The exercise price and number of Common Shares issuable upon the exercise of outstanding stock options, warrants or other convertible securities will be proportionately adjusted to reflect the Consolidation in accordance with the terms of such securities. Per the requirements of the BCBCA, if, as a result of the Consolidation, a shareholder becomes entitled to a fractional share, such fractional share will be rounded up to the nearest whole number if 0.5 or greater and down to the nearest whole number if less than 0.5, and no cash or other consideration will be paid in respect of rounding.

Subject to and conditional upon approval of the Proposals, the Company anticipates that the Consolidation will be completed after market close on November 4, 2026, following the Meeting. If the Consolidation is completed, the Company anticipates that the post-Consolidation Common Shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a Consolidation-adjusted basis at market open on November 5, 2026 under a new CUSIP (457637809) and ISIN (CA4576378091).

About InMed

InMed Pharmaceuticals is a pharmaceutical company focused on developing a pipeline of proprietary small molecule drug candidates targeting the CB1/CB2 receptors. InMed’s pipeline consists of three separate programs in the treatment of Alzheimer’s, ocular and dermatological indications. For more information, visit www.inmedpharma.com.

Investor Contact

Colin Clancy

Vice President, Investor Relations

and Corporate Communications

T: +1 604 416 0999

E: ir@inmedpharma.com

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “potential”, “possible”, “would” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainties and assumptions, known and unknown, many of which are beyond our control. Forward-looking information is based on management’s current expectations and beliefs and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Without limiting the foregoing, forward-looking information in this news release includes, but is not limited to, statements about: the date of the Meeting and approval of the Proposals; the expected timing of the closing of the Merger; and the completion, timing, conditionality and effects of the Consolidation, including the expected number of Common Shares on a post-Consolidation basis, the treatment of fractional Common Shares and the trading of the Consolidation-adjusted Common Shares on Nasdaq under the new CUSIP and ISIN. With respect to the forward-looking information contained in this news release, InMed has made numerous assumptions regarding, among other things: the ability to obtain all necessary regulatory approvals on a timely basis, or at all; the satisfaction or waiver of the conditions to the completion of the proposed Merger, including the receipt of required shareholder and stockholder approvals; and continued economic and market stability. While InMed considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors that could cause InMed’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained herein. These risks and uncertainties include, but are not limited to, risks related to: the Merger may not be completed on the anticipated timeline or at all, the failure to satisfy the conditions to closing of the Merger, the outcome of preclinical studies and clinical trials, the combined company’s reliance on third parties, protection of intellectual property, obtaining shareholder approval of the Proposals and the timing and processing by Nasdaq of the Consolidation. Should one or more of these risks or uncertainties materialize, or should any of InMed’s, Mentari’s or the combined company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. A complete discussion of the risks and uncertainties facing InMed’s stand-alone business is disclosed in InMed’s Annual Report on Form 10-K, as may be updated from time to time by InMed’s Quarterly Reports on Form 10-Q and other filings with the SEC available at www.sec.gov.

All forward-looking information herein is qualified in its entirety by this cautionary statement, and InMed disclaims any obligation to revise or update any such forward-looking information or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, events or developments, except as required by law.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Without limiting the foregoing, this communication does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in connection with any private placement or other financing by Mentari or InMed. Any such securities have not been and will not be registered under the Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an applicable exemption therefrom.

Important Additional Information About the Merger and Where to Find It

In connection with the proposed merger, InMed has filed with the SEC a registration statement on Form S-4 that includes a proxy statement/prospectus of InMed and a management information circular and will file other relevant documents with the SEC and applicable Canadian securities regulators. The Form S-4 was declared effective on October 1, 2026, and InMed has mailed a definitive proxy statement/prospectus and management information circular to its shareholders. INVESTORS AND SECURITYHOLDERS OF INMED AND MENTARI ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT INFORMATION CIRCULAR (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT INMED, MENTARI, THE MERGER AND RELATED MATTERS. Investors and securityholders may obtain free copies of these documents (when available) through the SEC’s website at www.sec.gov, on SEDAR+ at www.sedarplus.ca, or from InMed at inmedpharma.com/investors.

Participants in the Solicitation

InMed, Mentari and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from InMed’s shareholders and Mentari’s stockholders in connection with the proposed Merger. Information regarding InMed’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in InMed’s most recent annual report on Form 10-K and its other filings with the SEC and on SEDAR+. Additional information regarding the participants and their interests is or will be contained in the proxy statement/prospectus and management information circular and other relevant materials filed or to be filed with the SEC and Canadian securities regulators. These documents may be obtained free of charge as described above.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the proposed merger with Mentari, including the anticipated timing and completion of the merger and other contemplated transactions; the date of the Meeting and approval of the Proposals; and the completion, timing, conditionality and effects of the Consolidation, including the expected number of Common Shares on a post-Consolidation basis, the treatment of fractional Common Shares and the trading of the Consolidation-adjusted Common Shares on Nasdaq under a new CUSIP and ISIN. Words such as “anticipate,” “believe,” “expect,” “intend,” “plan,” “potential,” “will,” “would” and similar expressions identify forward-looking statements. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including, among others: the risk that the merger may not be completed on the anticipated timeline or at all; the failure to obtain the required InMed shareholder and Mentari stockholder approvals or to satisfy other closing conditions; the risk that any concurrent financing is not completed on the expected terms or at all; the risk that the Consolidation is not completed on the anticipated timeline or at all; risks relating to the redomestication, reverse stock split and Nasdaq continued-listing requirements; risks inherent in preclinical and clinical development, the regulatory review and approval process and commercialization of product candidates; and the other risks described in InMed’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulators, including the Form S-4 and the proxy statement/prospectus and management information circular relating to the merger. Because forward-looking statements are inherently subject to risks and uncertainties, you should not rely on them as predictions of future events. Except as required by law, neither InMed nor Mentari undertakes any obligation to update any forward-looking statement.

No Offer or Solicitation

This communication is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS COMMUNICATION IS TRUTHFUL OR COMPLETE.

Important Additional Information About the Proposed Transaction

In connection with the proposed merger, InMed has filed with the SEC a registration statement on Form S-4 that includes a proxy statement/prospectus of InMed and a management information circular and will file other relevant documents with the SEC and applicable Canadian securities regulators. The Form S-4 was declared effective on October 1, 2026, and InMed has mailed a definitive proxy statement/prospectus and management information circular to its shareholders. INVESTORS AND SECURITYHOLDERS OF INMED ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT INFORMATION CIRCULAR (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT INMED, MENTARI, THE MERGER AND RELATED MATTERS. Investors and securityholders may obtain free copies of these documents (when available) through the SEC’s website at www.sec.gov, on SEDAR+ at www.sedarplus.ca, or from InMed at inmedpharma.com/investors.

Participants in the Solicitation

InMed, Mentari and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from InMed’s shareholders and Mentari’s stockholders in connection with the proposed merger. Information regarding InMed’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in InMed’s most recent annual report on Form 10-K and its other filings with the SEC and on SEDAR+. Additional information regarding the participants and their interests is or will be contained in the proxy statement/prospectus and management information circular and other relevant materials filed or to be filed with the SEC and Canadian securities regulators. These documents may be obtained free of charge as described above.